Exhibit 12.2

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Year ended December 31,
	2004	2003	2002	2001	2000
Earnings:

Income (loss) before income taxes	$(861)	$218	$(1,220)	$(670)	$435
Less: Income (loss) from less than 50% owned investees	8	18	37	(5)	92
Add:
Rent expense representative of interest (1)	248	253	247	237	229
Interest expense net of capitalized interest	505	441	385	326	316
Interest of preferred security holder	—	25	25	25	27
Amortization of debt discount and expense	30	24	17	14	11
Amortization of interest capitalized	8	10	5	4	4

Adjusted earnings	$(78)	$953	$(578)	$(59)	$930

Fixed charges and preferred stock requirements:

Rent expense representative of interest (1)	$248	$253	$247	$237	$229
Interest expense net of capitalized interest	505	441	385	326	316
Preferred stock requirements	29	12	1	1	1
Interest of preferred security holder	—	25	25	25	27
Amortization of debt discount and expense	30	24	17	14	11
Capitalized interest	8	10	25	29	23

Fixed charges and preferred stock requirements	$820	$765	$700	$632	$607

Ratio of earnings to fixed charges and preferred stock requirements	— (2)	1.25	— (2)	— (2)	1.53

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)	Earnings were inadequate to cover fixed charges by $898 million, $1.28 billion and $691 million for the years ended December 31, 2004, 2002 and 2001, respectively.